 Exhibit 99.1

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)
INDEX TO FINANCIAL STATEMENTS

Pages
Report of Independent Registered Public Accounting Firm	F-2
Financial Statement
Balance Sheet, May 21, 2008	F-3
Statement of Operations, from December 12, 2007 (inception) to May 21, 2008	F-4
Statement of Shareholders’ Equity, from December 12, 2007 (inception) to May 21, 2008	F-5
Statement of Cash Flows, from December 12, 2007 (inception) to May 21, 2008	F-6
Notes to Financial Statements	F-7 - F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
China Fundamental Acquisition Corporation
Central, Hong Kong

We have audited the accompanying balance sheet of China Fundamental Acquisition Corporation (a corporation in the development stage) as of May 21, 2008, and the related statements of operations, shareholders’ equity and cash flows for the period from December 12, 2007 (inception) to May 21, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Fundamental Acquisition Corporation as of May 21, 2008, and the results of its operations and its cash flows for the period from December 12, 2007 (inception) to May 21, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

New York, NY
May 23, 2008, except as to Note 7 which is as of May 27, 2008

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

BALANCE SHEET
As of May 21, 2008

ASSETS

Current assets:
Cash and cash equivalents	$678,078
Cash held in trust (Note 1)	30,000,000
Other receivable	15,100
Total current assets	30,693,178
Total assets	$30,693,178

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accrued registration costs	$506,213
Accrued expenses	5,373
Deferred underwriting fee (Note 4)	1,050,000
Notes payable to shareholders (Note 5)	70,000
Total current liabilities	1,631,586

Ordinary shares subject to possible redemption (1,312,499 shares at redemption value) (Note 1)	10,499,992

Commitments (Note 6)

Shareholders' equity: (Note 2, 6 and 7)
Ordinary shares, $0.001 par value per share, authorized 50,000,000 shares,	3,516
issued and outstanding 3,515,626 shares (excluding 1,312,499 shares subject to redemption)
Additional paid-in capital	18,568,627
Deficit accumulated during the development stage	(10,543)
Total shareholders' equity	18,561,600
Total liabilities and shareholders' equity	$30,693,178

See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

STATEMENT OF OPERATIONS
For the Period from December 12, 2007 (Inception) to May 21, 2008

Formation and operating costs (Note 6)	$10,543
Net loss	$(10,543)
Weighted average number of shares outstanding - basic and diluted	1,228,492
Net loss per share - basic and diluted	$(0.01)
See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

STATEMENT OF SHAREHOLDERS’ EQUITY
For the Period from December 12, 2007 (Inception) to May 21, 2008

	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Shareholders' Equity
Ordinary Shares
Amount

	Ordinary Shares
	Shares	Amount	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Shareholders' Equity
Issuance of ordinary shares and warrants to initial shareholders	1,257,813	$1,258	$23,742	$—	$25,000
Repurchase of 179,688 ordinary shares and warrants from initial shareholders at nominal cost	(179,688)	(180)	180	—	—
Proceeds from sale of 3,750,000 units through public offering net of underwriter's discount and offering expenses and excluding $10,499,992 allocable to 1,312,499 ordinary shares subject to possible redemption	2,437,501	2,438	16,794,605	—	16,797,043
Issuance of purchase option to the underwriters	—	—	100	—	100
Proceeds from sale of 1,944,444 warrants at $0.90 per warrant	—	—	1,750,000	—	1,750,000
Net loss for the period	—	—	—	(10,543)	(10,543)
Balance at May 21, 2008	3,515,626	$3,516	$18,568,627	$(10,543)	$18,561,600

See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

STATEMENT OF CASH FLOWS
For the Period from December 12, 2007 (Inception) to May 21, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(10,543)
Adjustments to reconcile net loss to net cash used in operating activities:
Increase in other receivable	(15,000)
Increase in accrued expenses	5,373
Net cash used in operating activities	(20,170)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash held in trust	(30,000,000)
Net cash used in investing activities	(30,000,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of units to initial shareholders	25,000
Proceeds from notes payable to shareholders	70,000
Proceeds from issuance of private placement warrants	1,750,000
Net Proceeds from issuance of ordinary shares and warrants through public offering	18,353,256
Portion of proceeds from sale of units through public offering allocable to ordinary shares subject to possible redemption	10,499,992
Net cash provided by financing activities	30,698,248

NET INCREASE IN CASH AND CASH EQUIVALENTS	678,078
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$678,078

Supplementary disclosure of non-cash financing activities:
Deferred underwriting fee	$1,050,000
Accrued registration costs	$506,213
Underwriters' purchase option receivable	$100
Fair value of underwriters’ purchase option included in offering costs	$883,544

 See Notes to Financial Statements.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

China Fundamental Acquisition Corporation (the “Company”) was incorporated in Cayman Islands on December 12, 2007 for the purpose of effecting a merger, stock exchange, asset acquisition, reorganization or other similar business combination or contractual arrangements with one or more operating businesses. All activity from inception (December 12, 2007) through May 21, 2008 relates to the Company’s formation and capital raising activities.

The Company is considered to be a development stage company and as such the financial statements presented herein are presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7.

The registration statement for the Company's initial public offering ("Offering") was declared effective on May 15, 2008. The Company consummated the Offering on May 21, 2008 and received net proceeds of approximately $30 million, which includes $1.75 million from Private Placement Warrants (described in Note 7). The Company's management intends to apply substantially all of the net proceeds of the Offering toward consummating a Business Combination. The initial Target Business must have a fair market value equal to at least 80% of the Company's net assets at the time of such acquisition. However, there is no assurance that the Company will be able to successfully affect a Business Combination.

An amount of $30 million (or approximately $8.00 per unit) of the net proceeds of the Offering and the sale of the Private Placement Warrants (defined in Note 6) was deposited in a Trust Account to be invested in permitted United States government securities and money market funds. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective acquisition targets or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. There may be released to the Company from the Trust Account (i) interest income earned on the Trust Account balance to pay any tax obligations of the Company, and (ii) up to an aggregate amount of $850,000 in interest earned on the Trust Account to fund expenses related to investigation and selecting a Target Business and the Company's other working capital requirements.

The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors and service providers (which would include any third parties engaged to assist in any way in connection with a search for a target business) and prospective target businesses execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements, nor is there any guarantee that, even if such entities execute such agreements, they will not seek recourse against the Trust Account or that a court would not conclude that such agreements are not legally enforceable. The Company’s Chairman of the Board and Chief Executive Officer have agreed to be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. Furthermore, they will not have any personal liability as to any claimed amounts owed to a third party who executed a waiver (including a prospective target business). Additionally, in the case of a prospective target business that did not execute a waiver, such liability will only be in an amount necessary to ensure that public shareholders receive no less than approximately $8.00 per share upon liquidation. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, up to an aggregate of $850,000 of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements and additional amounts may be released to the Company as necessary to satisfy tax obligations.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations - (continued)

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholders' approval. Shareholders that vote against such proposed Business Combination and exercise their redemption rights are, under certain conditions described below, entitled to redeem their share into a pro-rata distribution from the Trust Account (the "Redemption Right"). The actual per share redemption price will be equal to the amount in the Trust Account (inclusive of any interest thereon), calculated as of two business days prior to the proposed Business Combination, divided by the number of shares sold in the Offering, or approximately $8.00 per share based on the value of the Trust Account as of May 21, 2008. As a result of the Redemption Right, $10,499,992 (representing 34.99% of cash held in trust as of closing date) has been classified as Ordinary shares subject to possible redemption on the accompanying balance sheet as of May 21, 2008. The Company's shareholders prior to the Offering (“Existing Shareholders”) have agreed to vote their 1,078,125 founding ordinary shares in accordance with the manner in which the majority of the ordinary shares offered in the Offering are voted by the Company's public shareholders ("Public Shareholders") with respect to a Business Combination.

In the event that a majority of the outstanding ordinary shares voted by the Public Shareholders vote for the approval of a Business Combination and holders owning 35% or more of the outstanding ordinary shares do not vote against the Business Combination and do not exercise their Redemption Rights, the Business Combination may then be consummated.

With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may contemporaneously with or prior to such vote exercise their Redemption Right and their common shares would be cancelled and returned to the status of authorized but un-issued shares. The per share redemption price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the offering. Accordingly, Public Shareholders holding less than 35% of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination.

Note 2 — Offering and Private Placement of Warrants

In the offering, effective May 15, 2008 (closed on May 21, 2008), the Company sold to the public 3,750,000 units (the "Units" or a "Unit") at a price of $8.00 per Unit. Net proceeds from the Offering totaled approximately $27.3 million, which was net of $2.7 million in underwriting fees and other offering expenses. Each unit consists of one share of the Company's ordinary shares and one warrant (a "Warrant").

Simultaneously with the Closing of the Offering, the Company sold to the Private Placement Investors 1,944,444 Private Placement Warrants for an aggregate purchase price of $1,750,000. See discussion in Note 6.

Note 3 — Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are presented in U.S. dollars, the Company’s functional currency, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies - (continued)

Cash and Cash Equivalents
 Included in cash and cash equivalents are deposits with financial institutions with maturities of three months or less.

Concentration of Credit Risk
The Company maintains cash in a bank deposit account in Hong Kong which is not covered by FDIC deposit insurance. The Company has not experienced any losses on this account.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities, if any, are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. No income tax benefit has been made on the net loss of $10,543 as Cayman Islands exempted-companies are currently not subject to income taxes within Cayman Islands.

Loss Per Share
Loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Basic earnings (loss) per share excludes dilution and is computed by dividing income (loss) available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities of other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the entity. Since the effect of outstanding warrants to purchase ordinary shares is anti-dilutive, they have been excluded from the Company’s computation of diluted net loss per share for the period ending May 21, 2008. Therefore, basic and diluted loss per share were the same for the period from the date of inception (December 12, 2007) through May 21, 2008.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies - (continued)

New Accounting Pronouncements

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations, (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations, but also provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired and liabilities assumed arising from contingencies, the capitalization of in-process research and development at fair value, and the expensing of acquisition-related costs as incurred. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. In the event that the Company completes acquisitions subsequent to its adoption of SFAS 141 (R), the application of its provisions will likely have a material impact on the Company’s results of operations, although the Company is not currently able to estimate that impact.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent (previously referred to as minority interests), and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners as components of equity. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial condition or results of operations.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 4 — Public Offering

The Company sold to the public 3,750,000 Units at a price of $8.00 per Unit. Each Unit consists of one share of the Company’s ordinary shares and one Redeemable Ordinary Share Purchase Warrant (“Warrants”). Each Warrant will entitle the holder to purchase from the Company one share of ordinary shares at an exercise price of $5.00 commencing the later of the completion of a Business Combination and one year from the effective date of the Offering and expiring four years from the effective date of the Offering. The Company may redeem the Warrants, at a price of $0.01 per Warrant upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $10.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise.

The Company paid the underwriters of the Offering underwriting discounts and commissions of $1,050,000 of the gross Offering proceeds. The Company and the underwriters have agreed that payment of the balance of the underwriting discounts and commissions of $1,050,000 will not be payable unless and until the Company completes a Business Combination and have waived their right to receive such payment upon the Company’s liquidation if it is unable to complete a Business Combination. The deferred underwriting fee has been accrued and charged to additional paid-in capital.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 4 — Public Offering - (continued)

The Company issued a unit purchase option, for $100, to the underwriters in the Offering, to purchase up to a total of 225,000 units at an exercise price $10.00 per unit. The units issuable upon exercise of this option are identical to the units offered in the Offering. The Company accounted for the fair value of the unit purchase option, inclusive of the $100, as an expense of the Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this unit purchase option was $883,544 ($3.93 per Unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters is estimated as of the date of grant using the following assumptions: (1) expected volatility of 59.58%, (2) risk-free interest rate of 4.16% and (3) expected life of 5 years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying securities) to exercise the unit purchase option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holders of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

Note 5 — Notes Payable to Shareholders

The Company issued unsecured promissory notes in an aggregate principal amount of $70,000 to two of its founders. The notes are non-interest bearing, unsecured and are due on demand. Due to the short-term nature of the notes, the fair value of the notes approximates their carrying amounts.

Note 6 — Commitments

The Company presently utilizes office space provided by Olympic Spring Limited, a related party, at no charge. The Company has agreed to pay Olympic Spring Limited, a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on the effective date of the Offering and ending on the consummation of a Business Combination. Upon consummation of a Business Combination or its liquidation, the Company will cease paying these monthly fees. Included in formation and operating costs is $1,500 in costs with respect to this agreement.

Pursuant to letter of agreements which the Existing Shareholders entered into with the Company and the underwriters, the Existing Shareholders will waive their right to receive distributions with respect to their founding shares upon the Company’s liquidation.

The Company’s Private Placement Investors have purchased a total of 1,944,444 Warrants (“Private Placement Warrants”) at $0.90 per Warrant (for an aggregate purchase price of $1,750,000) privately from the Company. These purchases took place simultaneously with the consummation of the Offering. All of the proceeds received from this purchase were placed in the Trust Account. The Private Placement Warrants purchased will be identical to the Warrants underlying the Units offered in the Offering except that the Warrants may not be called for redemption and the Private Placement Warrants may be exercisable on a “cashless basis,” at the holder’s option, so long as such securities are held by such purchaser or his affiliates. Furthermore, the purchaser has agreed that the Private Placement Warrants will not be sold or transferred by them, except for estate planning purposes, until after the Company has completed a Business Combination.

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments - (continued)

The Company believes the purchase price of $0.90 per Private Placement Warrant represents the fair value of such warrants on the date of purchase and, accordingly, no compensation expense has been recognized in respect to the issuance of Private Placement Warrants. The Company’s basis for concluding that the purchase price of the private placement warrants approximates fair value is based on the trading prices of warrants issued in offerings of similarly-situated public companies. The Company reviewed the trading prices of nineteen structured blank check initial public offerings in which the issuer sold units similar to those being offered in the Offering. In each of these offerings, the units consisted of one share and one warrant at an offering price of $8.00 per unit, with an exercise price of $5.00 for the warrant. The Company believes that those issuers are comparable to the Company because they are structured blank check offerings seeking to complete a business combination, with the same offering structure, same percentage of equity held by management and placed in trust and approximately the same percentage of the unit purchase price held in the trust account. The Company believes that the warrants sold in its offering (and therefore the private placement warrants) are comparable to the warrants sold in the initial public offerings of comparable issuers since they have the same exercise price, the units have the same offering price, the exercise price of the warrants as a percentage of the per unit amount in trust is approximately the same, the warrants are not exercisable at the time of issuance and the warrants will be worthless if the issuer does not complete a business combination. In addition, the Company notes that the average trading prices and median trading prices of the warrants at the time of separation of the units in the nineteen comparable offerings were $0.94 and $0.67, respectively. However, actual fair value and any compensation impact will be determined based on actual trading values of the Company’s warrants at the time they become separable. Consequently, actual results may deviate from the Company’s expectations.

No Warrants issued in connection with the Offering can be net-cash settled. The Company has no obligation to settle the warrants for cash in the absence of an effective registration statement or under any other circumstances.

The Existing Shareholders and the holders of the Private Placement Warrants (or underlying securities) are entitled to registration rights with respect to their ordinary shares and warrants or Private Placement Warrants (or underlying securities) pursuant to an agreement signed on the closing date of the Offering. The Existing Shareholders are entitled to demand that the Company register their ordinary shares commencing six months after the consummation of a Business Combination. The holders of the Private Placement Warrants (or underlying securities) are entitled to demand that the Company register these securities commencing upon the consummation of a Business Combination. In addition, the Existing Shareholders and holder of the Private Placement Warrants (or underlying securities) have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

Note 7 — Ordinary and Preferred Shares

Ordinary shares issued and outstanding includes an aggregate of 140,625 shares and warrants subject to forfeiture by the initial shareholders to the extent that the underwriters’ over-allotment is not exercised in full so that the initial shareholders collectively own 20% of the issued and outstanding ordinary shares and warrants after the Offering. On May 27, 2008, Chardan Capital Markets, LLC announced its intention to exercise its over-allotment option to the extent of 506,250 units. The partial exercise of the over-allotment option will generate proceeds of $3,908,250 net of the underwriters' discounts and commissions, but including deferred underwriters' discounts and commissions of $141,750. Chardan Capital Markets, LLC has waived such over-allotment option with respect to the remaining 56,250 units which such option entitled them to purchase. As a result, 14,063 ordinary shares and warrants are now subject to forfeiture.

The Company is authorized to issue 1,000,000 shares of preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters and the Company’s Amended and Restated Memorandum and Articles of Association will prohibit the Company, prior to a Business Combination, from issuing preferred stock which participates in the proceeds of the Trust Account or which votes as a class with the Company’s ordinary shares on a Business Combination.